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                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                           SCHEDULE 13G


     INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (AMENDMENT NO. 1)*







                     PENNWOOD BANCORP, INC.
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                        (Name of Issuer)




             Common Stock, Par Value $.01 Per Share
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                 (Title of Class of Securities)




                          708904 10 7
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                         (CUSIP Number)
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CUSIP NO. 708904 10 7                         Page 2 of 5 Pages
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1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Pennwood Bancorp, Inc. Employee Stock Ownership Plan
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                         (b) [ ]
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3.  SEC USE ONLY

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4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Pennsylvania
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5.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE VOTING POWER
    43,929
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6.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED VOTING POWER
    4,881
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7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE DISPOSITIVE POWER
    43,929
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8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED DISPOSITIVE POWER
    4,881
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9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    48,810
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10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES                                                    [ ]
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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    8.0%
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12. TYPE OF REPORTING PERSON
    EP
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CUSIP NO. 708904 10 7                      Page 3 of 5 Pages
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          Item 1(a) Name of Issuer:

                    Pennwood Bancorp, Inc.

          Item 1(b) Address of Issuer's Principal Executive Offices:

                    683 Lincoln Avenue
                    Pittsburgh, Pennsylvania  15202

          Item 2(a) Name of Person Filing:

                    Pennwood Bancorp, Inc. Employee Stock Ownership Plan.

          Item 2(b) Address of Principal Business Office or, if None, Residence:

                    Pennwood Bancorp, Inc.
                    683 Lincoln Avenue
                    Pittsburgh, Pennsylvania  15202

          Item 2(c) Citizenship:

                    Pennsylvania

          Item 2(d) Title of Class of Securities:

                    Common Stock, par value $.01 per share

          Item 2(e) CUSIP Number:

                    708904 10 7

          Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                    (f) [X]   Employee Benefit Plan, Pension Fund which is
                    subject to the provisions of the Employee Retirement Income Security Act of 1974.

          Item 4.   Ownership.

                    (a)  Amount beneficially owned:

                         48,810

                    (b)  Percent of class:  8.0%
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CUSIP NO. 708904 10 7                        Page 4 of 5 Pages
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                    (c)    Number of shares as to which such person has:

                    (i)    Sole power to vote or to direct the vote
                           43,929
                           ------
                    (ii)   Shared power to vote or to direct the vote
                           4,881
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                    (iii)  Sole power to dispose or to direct the disposition
                           of 43,929
                             ------
                    (iv) Shared power to dispose or to direct the disposition of 4,881
                                         -------

Item 5.             Ownership of Five Percent or Less of a Class.

                    Not applicable.

Item 6.             Ownership of More than Five Percent on Behalf of Another
                    Person.

                    The Pennwood Bancorp, Inc. Employee Stock Ownership Plan Trust ("Trust") was established pursuant to the Pennwood Bancorp, Inc. Employee Stock Ownership Plan ("ESOP").
                    As of February 1, 1998, 43,929 of Common Stock held in the Trust were unallocated and 4,881 shares had been allocated to accounts of participating employees. Under the terms of the ESOP, the Trustees will generally vote the allocated shares held in the ESOP in accordance with the instructions of the participating employees and will generally vote unallocated shares held in the ESOP in the same proportion for and against proposals to stockholders as the ESOP participants and beneficiaries actually vote shares of Common Stock allocated to their individual accounts, subject in each case to the fiduciary duties of the Trustees and applicable law.
                    Any allocated shares which either abstain on the proposal or are not voted will be disregarded in determining the percentage of stock voted for and against each proposal by the participants and beneficiaries.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                   Not applicable.

Item 8.            Identification and Classification of Members of the Group.

                   Not applicable.

Item 9.            Notice of Dissolution of Group.

                   Not applicable since the reporting entity is not a member
                   of a group.
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CUSIP NO. 70894 10 7                         Page 5 of 5 Pages
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                  Item 10.  Certification.

                  By signing below, we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.




                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          PENNWOOD BANCORP, INC.
                          EMPLOYEE STOCK OWNERSHIP PLAN TRUST



February 12, 1998          By:  /s/ Charles R. Frank
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                                Charles R. Frank, Trustee



February 12, 1998          By:  /s/ Paul S. Pieffer
                                -------------------------
                                Paul S. Pieffer, Trustee



February 12, 1998          By:  /s/ John B. Mallon
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                                John B. Mallon, Trustee
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